UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Allstate Assurance Company Separate Account B

3.	Securities and Exchange Commission File No.: 811-01525

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒        Initial Application                    ☐        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3100 Sanders Road, Suite J5B

Northbrook, Illinois 60062

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard T. Choi, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, NW

Suite 400 East

Washington, DC 20007

Telephone (202) 965-8127

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the “Act”) [17 CFR 270.31a-1, .31a-2]:

The Paul Revere Life Insurance Company

18 Chestnut Street

Worcester, Massachusetts 01608

The Variable Annuity Life Insurance Company

205 East 10th Street

Amarillo, Texas 79105

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Iowa (redomiciled to Tennessee in 1978 and then to Illinois in 2001)

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Provident Investment Management, LLC

1 Fountain Square

Chattanooga, Tennessee 37402

Allstate Assurance Company

3100 Sanders Road, Suite J5B

Northbrook, Illinois 60062

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALFS, Inc.

3100 Sanders Road, Suite N3B

Northbrook, Illinois 60062

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes            ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the board vote took place: March 2, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes            ☐  No

If Yes, state the date on which the shareholder vote took place: June 17, 2009

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes            ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☐  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☐  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes            ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☐  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐ No

21.	Does the fund have any outstanding debts (other than face amounts certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.    (a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☐  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒  Yes            ☐  No

If Yes, describe the nature of the extent of those activities:

Allstate Assurance Company Separate Account B (“Separate Account B”) is not making and does not presently propose to make a public offering of its securities. Separate Account B intends to operate as a separate account exempt from registration under the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to the provisions of Section 3(c)(1) of the 1940 Act until the remaining sixty-eight (68) persons who currently hold certain variable annuity contracts funded by Separate Account B (“Contracts” and the owners thereof, “Contract owners”) are no longer invested in Separate Account B. Contract owner account records will be maintained, statements will be mailed, and all other administrative activity previously provided with respect to Separate Account B will continue to be provided by The Paul Revere Life Insurance Company and The Variable Annuity Life Insurance Company, Inc., for the foreseeable future.

Separate Account B was established as a managed separate account of Allstate Assurance Company (“Company”) on August 21, 1967 for the purpose of funding the Contracts. The Company discontinued the public offering of the Contracts in 1984 and has not received an additional contribution under the existing Contracts since November 6, 2006. On June 17, 2009, Contract owners approved the filing of the application to terminate Separate Account B’s registration as an investment company under the 1940 Act.

VI.	Mergers Only

26.    (a)    State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Allstate Assurance Company Separate Account B, (ii) she is the Secretary of Allstate Assurance Company Separate Account B, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Initial Application on the Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ SUSAN N. ROTH
Susan N. Roth, Secretary